May 22, 2019

Xiao Chen
Chief Financial Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

       Re: Prestige Wealth Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted May 10, 2019
           CIK No. 0001765850

Dear Ms. Chen:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 24, 2019 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview
Our Wealth Management Services, page 1

1. We note your revisions in response to comment 2. Please further revise here and on page
       59 to disclose the material features of the savings plans that you facilitate given that the referral fees from the sale of savings plans were the basis for substantially all of your revenues in your most recently completed fiscal year. For example, in order for investors
 Xiao Chen
Prestige Wealth Inc.
May 22, 2019
Page 2
      to understand a policy holder's "guaranteed cash value" of such plans, please quantify the ranges of the "minimum guaranteed compound interest rate[s]" as well as "the cost of the actual insurance policy," clarifying whether interest accumulates on a policy's cost or on some other amount. Please also disclose the material features of how a savings plan's
      "non-guaranteed bonus" is calculated by outlining which funds are invested, the type of eligible investments and or markets where investments are made, and identify the party retaining investment authority. Please also revise to explain how the "non-guaranteed bonus" differs from these underlying "investment returns" and specify how "market volatility" impacts the non-guaranteed bonus. Finally, please revise throughout your prospectus to disclose, if true, that savings plans are substantially similar to annuities or explain the material differences between savings plans and annuities.
        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameXiao Chen
                                                             Division of
Corporation Finance
Comapany NamePrestige Wealth Inc.
                                                             Office of
Financial Services
May 22, 2019 Page 2
cc:       Ying Li, Esq.
FirstName LastName